Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 4, 2011
Relating to Preliminary Prospectus dated January 12, 2011
Registration Statement No. 333-168904
     This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated January 12, 2011 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-168904) relating to these shares. The most recent Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1235007/000095012311008944/f56327a6sv1za.htm

Common stock offered by us:	12,500,000 shares (excluding option to purchase up to 1,875,000 shares to cover over-allotments). This represents an increase of 7,150,000 shares over the 5,350,000 shares (excluding 802,500 shares to cover over-allotments) indicated in the Preliminary Prospectus, and an increase of 1,800,000 shares (excluding option to purchase up to 1,605,000 shares to cover over-allotments) over the 10,700,000 shares indicated in Amendment No. 5 to the Registration Statement filed on February 3, 2011 (“Amendment No. 5”).

Common stock to be outstanding after this offering:	27,702,357 shares.

Assumed initial public offering price per share:	$6.00. This represents a price per share below the price range of $13.00 to $15.00 indicated in the Preliminary Prospectus, and the assumed initial public offering price of $7.00 indicated in Amendment No. 5.

Net proceeds to us:	Approximately $67.8 million, or approximately $78.2 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $6.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	We expect to use substantially all of the net proceeds from this offering to fund our operating plan through the completion of final analysis of the co-primary PFS endpoints for our PROCEED phase 3 clinical trial related to the use of EC145 and EC20 in PROC and to move preclinical product candidates forward in the development process. If the FDA requires us to undertake a second phase 3 clinical trial or obtain final OS data from PROCEED, the net proceeds from this offering will not be sufficient for such purposes. We will require additional funding through either collaboration arrangements, borrowings or sales of additional securities to commercialize any of our SMDCs or companion imaging diagnostics. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so. We intend to use the remainder of our net proceeds, if any, for working capital and other general corporate purposes.

Conversion of Subordinated Convertible Promissory Notes:	Based on an assumed initial public offering price of $6.00 per share, the outstanding Subordinated Convertible Promissory Notes will automatically convert into 2,303,921 shares of our common stock at an assumed conversion price of $5.10, which is 85% of an assumed initial public offering price of $6.00 per share.

Pro forma as adjusted balance sheet data:	Based on an assumed initial public offering price of $6.00 per share, as of September 30, 2010, on a pro forma adjusted basis, (i) cash, cash equivalents and short-term investments would have been approximately $92.6 million, (ii) working capital would have been approximately $89.5 million, (iii) total assets would have been approximately $96.2 million and (iv) total stockholders’ equity would have been approximately $77.3 million.

Pro forma as adjusted capitalization:	Based on an assumed initial public offering price of $6.00 per share, as of September 30, 2010, on a pro forma adjusted basis, (i) additional paid-in capital would have been approximately $172.0 million, (ii) total stockholders’ equity would have been approximately $77.3 million and (iii) total capitalization would have been approximately $92.1 million.

Dilution:	After giving effect to our sale of 12,500,000 shares of common stock in this offering at an assumed initial public offering price of $6.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2010 would have been $77.3 million, or $2.80 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.95 per share to existing stockholders and an immediate dilution of $(3.20) per share to new investors. Based on an assumed initial public offering price of $6.00, investors purchasing shares of common stock in this offering will have purchased approximately 45% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 40% of the total consideration paid for our common stock.

Participation of Existing Stockholders:	Entities affiliated with certain of our current stockholders have indicated an interest in purchasing an aggregate of approximately $8.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling RBC Capital Markets, LLC toll-free at (877) 822-4089 or Leerink Swann LLC toll-free at (800) 808-7525 ext. 4814.
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